News Release Investor Contact: Marilynn Cason General Counsel, DeVry Inc. 630-574-1901 Media Contact: John Kroen Dresner Corporate Services 312-780-7204

DeVry Inc. Adopts Shareholder Rights Plan

     OAKBROOK TERRACE, Ill., November 24, 2004 — DeVry Inc. (NYSE: DV), an international higher education company, today announced that its Board of Directors has adopted a shareholder rights plan. The plan was unanimously supported by the Company’s independent directors, who constitute a majority of the Company’s Board of Directors. In connection with this plan, the Company’s Board of Directors declared a dividend of one Common Stock Purchase Right for each outstanding share of DeVry Inc. Common Stock. The dividend will be distributed on December 6, 2004 to shareholders of record on that date. Each shareholder is automatically entitled to the Rights and no physical distribution of new certificates will be made at this time. The Rights distribution is not taxable to shareholders under U.S. laws.

     Subject to certain exceptions, the Rights will be exercisable only if a person or group acquires 15% or more of DeVry Inc. Common Stock or announces a tender or exchange offer which would result in ownership of 15% or more of the Common Stock.

     Each Right, which is not presently exercisable and is represented by the Company’s Common Stock certificates, will entitle its holder to buy one one-thousandth of a share of Common Stock at an exercise price of $75 subject to adjustment. Following the acquisition of 15% or more of DeVry Inc. Common Stock by a person or group, the holders of the Rights (other than the acquiring person or group) will be entitled to purchase shares of Common Stock at half-price, and, in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares.

     The Rights are redeemable for $.001 per Right, subject to adjustment, before the acquisition by a person or group of 15% or more of the Company’s Common Stock. The Rights will expire on December 6, 2014. Further details concerning the Rights Plan are contained in a letter that will be mailed to all DeVry Inc. shareholders after the record date.

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DeVry Inc. Adopts Shareholder Rights Plan

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     DeVry has received an oral inquiry about the possibility of a business combination with the Company on unspecified terms. In addition, DeVry believes that the current market price of its stock is low compared to the value of the Company. The DeVry board believes that the plan will help to protect shareholders against abusive takeover tactics such as two-tier or partial tender offers, open market accumulations and other tactics that may be used to gain control of a company without paying a fair price to all shareholders. The plan is designed to assure that shareholders are not deprived of their rights to share fully in the Company’s long-term potential, but not to prevent a fairly valued bid for the Company.

     While the Company’s share price has recently been depressed, the Company has implemented plans to improve its recruitment of full-time campus based students and to return to previous levels of financial return. This shareholder rights plan allows the outcome of these operational and managerial changes to be realized without short-term pressure to respond to inadequate proposals.

     DeVry Inc. (NYSE:DV) is the holding company for DeVry University, Ross University and Becker Professional Review. DeVry University, which includes Keller Graduate School of Management, offers associate, bachelor’s and master’s degree programs in technology, business and management. Ross University, through its schools of Medicine and Veterinary Medicine, offers both doctor of medicine and doctor of veterinary medicine degrees. Becker Professional Review, which includes Stalla CFA Review, provides preparatory coursework for the certified public accountant, certified management accountant and chartered financial analyst exams. DeVry Inc. is based in Oakbrook Terrace, Ill. For more information about the company, visit http://www.devry.com.

     Certain information contained in this release may constitute forward-looking statements pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Such statements may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Potential risks and uncertainties include, but are not limited to, market conditions, dependence on student financial aid, state and provincial approval and licensing requirements, and the other factors detailed in the company’s Securities and Exchange Commission filings, including those discussed under the heading “Risk Factors” in the Company’s Registration Statement on Form S-3 (No. 333-22457) filed with the SEC.

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